UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

CURRENT REPORT

FORM 8-K
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 16, 2005

IGENE BIOTECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

MARYLAND	0-15888	52-1230461
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9110 Red Branch Road
Columbia, MD

21045-2024

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: (410) 997-2599

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Solicitating material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a.12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 4 - Matters Related to Accountants and Financial Statements

Item 4.01. Changes in Registrant's Certifying Accountant

(a) Termination of previous independent accountants.

As of February 15, 2005, the Registrant dismissed its independent accountant, Stegman & Company ("Stegman"), due to the Registrant's increased international audit requirements brought about by the Registrant's 50% participation in a joint venture with Tate & Lyle PLC (Tate & Lyle), which joint venture produces AstaXin(R) for the aquaculture industry at Tate & Lyle's Selby, England facility. The decision to dismiss Stegman was recommended by the Board of Directors of the Registrant during a meeting held on February 8, 2005. The audit reports issued by Stegman on the consolidated financial statements of the Registrant as of and for the years ended December 31, 2003, December 31, 2002 and prior, did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified, as to uncertainty, audit scope or accounting principles, except as follows:

> Stegman's reports, contain explanatory paragraphs. The paragraph states that the Company has suffered recurring losses from operations since inception and has a working capital deficiency that raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

During these periods, there have been no disagreements between the Registrant and Stegman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Stegman, would have caused Stegman to make reference to the subject matter thereof in its report on the Registrant's consolidated financial statements for such periods.

A letter from Stegman addressed to the Securities & Exchange Commission ("SEC") stating that Stegman agrees with the statements contained herein has been filed as an exhibit to this report.

(b) Engagement of new independent accountants.

The Registrant has appointed Berenson and Company ("Berenson") as its new independent public accountants effective as of February 14, 2005. The selection of Berenson was approved by the Audit Committee of the Board of Directors of the Registrant on February 8, 2005.

Section 9 - Financial Statements and Exhibits

Item 9.01. Financial Statements and Exhibits

(c) Exhibits.

EX-16. Letter of Agreement from Stegman & Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IGENE Biotechnology, Inc.
(Registrant)

By: /s/ STEPHEN F. HIU

Name: STEPHEN F. HIU
Title: President

Dated: February 16, 2005

EX-16
Letter of Agreement from Stegman & Company

February 16, 2005

Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D. C. 20549

Re: Igene Biotechnology, Inc.
File No. 0-15888

Dear Sir or Madam:

We have read Item 4 of the Form 8-K dated February 16, 2005 of Igene Biotechnology, Inc. We agree with such statements made under Item 4(a). We have no basis to agree or disagree with statements made under Item 4(b).

Very truly yours,

/s/ Stegman & Company

_____
Stegman & Company